111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

September 11, 2014

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Closed-End Fund Advisors Select BDC Trust, Series 1

(the “Fund”)
(CIK: 1618806)

Ladies/Gentlemen:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

The Fund is a unit investment trust which will invest in a portfolio of common stock of closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act of 1940 (“BDCs”). We are requesting review of the Registration Statement because the staff of the Commission has requested that the first series of any new Hennion & Walsh unit investment trust be submitted for review. The Registration Statement has been prepared in substantial conformity with materials submitted on behalf of prior trusts sponsored by the Sponsor, including Smart Trust, Rising Interest Rates Hedge Trust, Series 1 (File No. 333-189259) which was declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on August 13, 2013; Smart Trust, Rising Interest Rates Hedge Trust, Series 2 (File No. 333-193242) which was declared effective by the Commission on February 21, 2014; and Smart Trust, Rising Interest Rates Hedge Trust, Series 3 (File No. 333-197136) which was declared effective by the Commission on August 19, 2014.  Each of these prior trusts invested in portfolios consisting of common stocks, shares of exchange-traded funds and shares of closed-end funds.  Contrary to these prior trusts, the current Fund will only invest in shares closed-end funds and will invest only in closed-end funds that have elected to be treated as BDCs.  Accordingly, we request limited review of only the disclosures related to the Fund’s objective and portfolio selection and disclosures related to the Fund’s investment in BDCs.

We have been advised that the Sponsor would like to activate the Fund and have the Registration Statement declared effective on November 4, 2014, or as soon as possible thereafter.

Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the Securities Exchange Act of 1934.

No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under File No. 811-21429 for Smart Trust, Tax Free Bond Trust, et al. are intended to apply to this series of the Fund.

If you have any questions, please do not hesitate to contact the undersigned at (312) 845-3834.

Very truly yours,

Chapman and Cutler LLP

By /s/ SCOTT R. ANDERSON
Scott R. Anderson

SRA/lew